

Mail Stop 3030

September 22, 2016

Via E-mail
Andrew Hidalgo
Chief Executive Officer
H/Cell Energy Corporation
97 River Road
Flemington, New Jersey 08822

> **Re: H/Cell Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 7, 2016**
> **File No. 333-212315**

Dear Mr. Hidalgo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2016 letter.

Market Potential, page 2

1.   Please revise to include the information contained in your supplemental response to prior comment 3.

Cost Savings, page 3

2.   We note your response to prior comment 5; however, please remove the disclosure from your prospectus summary as your calculations appear to be anecdotal given your small sample size.

Liquidity and Capital Resources, page 18

3.   We note your response to prior comment 7. If you will require up-front payment of the construction costs of your system by your potential customers in order for you to execute your business plan, disclose that fact. Otherwise, please disclose how you plan to fund the execution of your business plan to construct 12 HC-1 systems in the next 18 months given your current liquidity.

Cost Savings, page 23

4.   We note your response to prior comment 9. However, as noted in comment 2 above, the estimated costs appear to be anecdotal. Please disclose the current cost of one kWh of energy in New Jersey, and calculate the anticipated monthly utility bill for users based on 40 kWhs usage per day at the current cost. Supplementally provide supporting documentation for the current New Jersey rates you disclose. Also include in your disclosure that your calculation of cost savings assumes your potential customer will have no maintenance costs and is not financing the purchase of your system.

5.   In this regard, quantify your disclosure on page 23 regarding the "minimal maintenance costs for the homes built."

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP